Exhibit 99.1
Cimatron Announces Underwriters’ Exercise of Over-Allotment Option

Wednesday, May 29, 2013 08:05 PM (GMT)

Givat Shmuel, Israel, May 29, 2013 -  Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced that the underwriter of its previously announced secondary offering has exercised in full its over-allotment option and has purchased an additional 327,494 ordinary shares from the selling shareholders. The over-allotment option was granted by the selling shareholders in connection with an underwritten public offering of 2,183,303 shares at an offering price of $6.25 per share, which priced on May 21, 2013, and closed (with respect to the initial shares that were sold) on May 24, 2013. All initial and over-allotment shares were offered and sold by shareholders of Cimatron, and such selling shareholders received all of the net proceeds from this offering. Cimatron did not receive any proceeds from this offering.

Roth Capital Partners, LLC acted as the sole manager for the offering.

The shares described above were offered by the selling shareholders pursuant to a registration statement previously filed with and subsequently declared effective by the Securities and Exchange Commission. A preliminary prospectus supplement relating to the offering was filed with the SEC on May 20, 2013 and is available on the SEC's website at http://www.sec.gov.  The final prospectus supplement relating to the offering was filed with the SEC on May 21, 2013 and is available on the SEC's website at http://www.sec.gov.  Copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained, when available, from Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, 800-678-9147, rothecm@roth.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there by any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Cimatron
With 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Safe Harbor Statement
This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the public offering and the anticipated closing and timing of the closing. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated.  Such statements relate to, among other things, the anticipated satisfaction of the conditions to closing of the offering, market conditions, and risks related to Cimatron’s plans, objectives and expected financial and operating results. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Ilan Erez Chief Financial Officer Cimatron Ltd. Phone: +972 73 237 0114 Email: ilane@cimatron.com	Investor Relations contact: Ehud Helft/Kenny Green CCG Investor Relations Tel: (US) 1 646 201 9246 Email: Cimatron@ccgisrael.com